UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

CNPJ 90.400.888/0001-42

NIRE 35.300.332.067

Publicly-Held Company with Authorized Capital

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”) hereby informs its shareholders and the market in general that its subsidiary Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”) entered into, on this date, with HB FIT Participações Ltda. (“HB FIT Participações”), shareholder of FIT Economia de Energia S.A. (“FIT Energia”), an investment agreement, through which Santander Corretora will own sixty-five percent (65%) of the total and voting capital stock of FIT Energia and HB FIT Participações will hold thirty-five percent (35%) of said capital (“Transaction”).

FIT Energia is a subsidiary of Hy Brazil Energia S.A. (“Hy Brazil”), a group with more than 20 years in renewable energy sector and one of the pioneers and main national players in distributed power generation (i.e., geração distribuída – “GD”), and has a digital platform with national operations that connects renewable sources generation asset holders within the GD framework to consumers interested in saving their electricity bill.

The conclusion of the Transaction will be subject to compliance with certain precedent conditions usual in similar transactions, including the applicable regulatory approvals.

Santander Brasil will keep its shareholders and the market informed about the development of the Transaction.

São Paulo, August 1st, 2023.

Gustavo Alejo Viviani

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 1, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Gustavo Alejo Viviane
Gustavo Alejo Viviani Vice - President Executive Officer